UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August, 2025.

Commission File Number: 001-39789

Fusion Fuel Green PLC
(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Pursuant to a Stock Purchase Agreement, dated as of August 1, 2025 (the “Stock Purchase Agreement”), between Fusion Fuel Green PLC, an Irish public limited company (the “Company”), and Quality Industrial Corp., a Nevada corporation (“QIND”), the Company acquired 2,000,000 shares of the common stock of QIND for an aggregate purchase price of $40,000. The Stock Purchase Agreement contains customary representations, warranties, closing conditions and other agreements of the parties.

The Stock Purchase Agreement is filed as Exhibit 10.1 to this Report on Form 6-K, and the description above of the Stock Purchase Agreement is qualified in its entirety by reference to such exhibit.

This Report on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286198, 333-286202, 333-251990, 333-264714 and 333-276880) and Form S-8 (File No. 333-258543) and the prospectuses thereof and any prospectus supplements or amendments thereto.

Exhibit No.	Description
10.1	Stock Purchase Agreement, dated as of August 1, 2025, between Fusion Fuel Green PLC and Quality Industrial Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: August 5, 2025	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer